++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+      INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT      +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                   SUBJECT TO COMPLETION, DATED JUNE 24, 1998

             PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE  , 1998

                                      LOGO
                                   [ARAMARK]
                                  $200,000,000

                             ARAMARK SERVICES, INC.

                       % GUARANTEED NOTES DUE JUNE 15, 2006

  UNCONDITIONALLY GUARANTEED AS TO PAYMENT OF PRINCIPAL, PREMIUM, IF ANY, AND
                                  INTEREST BY

                              ARAMARK CORPORATION

                                  -----------

  Interest on the % Notes due June 15, 2006 (the "Notes") is payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 1998. The Notes issued by ARAMARK Services, Inc. ("Services" or the "Company") are unconditionally guaranteed as to payment of principal, premium, if any, and interest by ARAMARK Corporation ("ARAMARK" or the "Guarantor"). The Notes will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) the sum of the present values of the remaining scheduled payments of principal and interest (not including the portion of any such payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined herein), plus, in each case, accrued and unpaid interest thereon to the redemption date. The Notes will not be entitled to any sinking fund. See "Description of the Notes".

                                  -----------


THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO
   WHICH  IT RELATES.  ANY  REPRESENTATION  TO THE  CONTRARY  IS A  CRIMINAL
    OFFENSE.

                                  -----------

                                    INITIAL PUBLIC   UNDERWRITING  PROCEEDS TO
                                  OFFERING PRICE (1) DISCOUNT (2) COMPANY (1)(3)
                                  ------------------ ------------ --------------
Per Note.........................           %               %             %
Total............................       $               $             $

-----
(1) Plus accrued interest, if any, from June  , 1998.
(2) The Company and the Guarantor have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deducting estimated expenses of $    payable by the Company.

                                  -----------

  The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Notes will be made through the book-entry facilities of DTC on or about June , 1998 against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                           J.P. MORGAN & CO.

CHASE SECURITIES INC.               SALOMON                  FIRST UNION CAPITAL
                                  SMITH BARNEY           MARKETS

                                  -----------

            The date of this Prospectus Supplement is June  , 1998.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THIS OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               ----------------

                                  THE COMPANY

  ARAMARK is engaged in providing or managing services, including food and support services, uniform and career apparel, educational resources and magazine distribution. Services was organized in 1959 in Delaware. ARAMARK was formed in September 1984 by the management of Services and acquired Services in December 1984 through a merger. ARAMARK provides most of its services in the United States. ARAMARK also conducts operations, primarily the management of food services, in Belgium, Canada, the Czech Republic, Germany, Hungary, Japan, Korea, Mexico, Spain and the United Kingdom. ARAMARK employs approximately 150,000 persons, both full and part time, including approximately 40,000 employees outside the United States. Approximately 22,000 employees in the United States are represented by various labor unions.

FOOD AND SUPPORT SERVICES

  ARAMARK provides food, refreshment, specialized dietary and support services (including maintenance and housekeeping) to businesses, and to educational, governmental and medical institutions. Food, lodging and merchandise services are also provided at sports and entertainment facilities such as convention centers, stadiums, parks, arenas, race tracks and other recreational facilities. Food, refreshment, specialized dietary and support services are operated at customer locations generally under contracts of indefinite duration which may be subject to termination by either party. However, food and related services at sports and entertainment facilities generally are for fixed contract terms well in excess of one year. ARAMARK's food and support services are performed under various financial arrangements including various management-fee bases as well as profit-and-loss bases.

  At most customer food service locations, the equipment and facilities used in providing these services are owned by the customer. Vending machines and related equipment, however, are generally owned by ARAMARK. At most sports and entertainment facilities, the equipment is owned by ARAMARK.

  There is a high level of competition in the food and support services business from local, regional, national and international companies as well as from businesses and institutions which operate their own services. This competition takes a number of different forms, including pricing, maintaining high food and service standards, and innovative approaches to marketing with a strong emphasis on securing and retaining customer accounts. ARAMARK believes that it is a significant provider of food and support services in the United States, Belgium, Canada, Germany and Spain, but that its volume of such business is small in relation to the total market.

  In fiscal 1997, Food and Support Services revenues were $4,131.4 million and operating income was $170.4 million. See note 11 to the consolidated financial statements for the fiscal year ended October 3, 1997 contained in ARAMARK's Annual Report on Form 10-K for the fiscal year ended October 3, 1997 (the "Form 10-K").

UNIFORM AND CAREER APPAREL

  ARAMARK rents, sells, cleans, maintains and delivers personalized work apparel and other textile items for customers throughout the United States on a contract basis. Also provided are walk-off mats, cleaning cloths, disposable towels, and other environmental control items. ARAMARK operates one of the largest direct marketers of personalized work clothing, uniforms and related accessories, primarily in the United States. ARAMARK also operates one of the largest direct marketers of public safety equipment and public employee uniforms in the United States, and is a leading provider of uniform apparel to the hospitality and healthcare markets.

  Service contracts for the rental and laundering of work apparel and other textile items are for well in excess of one year and typically for an initial term of three to five years. Generally, the direct marketing business is conducted under an invoice arrangement with customers.

  The uniform rental services and sales business is highly competitive in the areas in which ARAMARK operates, with numerous competitors in each major operating area. Although no one uniform rental services company is predominant in this industry, ARAMARK believes that it is a significant competitor. Competition in the direct marketing of work clothing, career apparel, public safety equipment and related items is from numerous retailers and other direct marketers at local, regional and national levels. In this market, while ARAMARK is a significant competitor, ARAMARK's volume of sales is small in relation to the total market. The significant competitive factors in the uniform and career apparel business are the quality of services provided to customers and the prices charged for such services.

  In fiscal 1997, Uniform and Career Apparel revenues were $1,252.2 million and operating income was $124.0 million. See note 11 to the consolidated financial statements for the fiscal year ended October 3, 1997 contained in the Form 10-K.

HEALTH AND EDUCATIONAL RESOURCES

  ARAMARK provides infant, toddler, pre-school, and school-age learning programs. ARAMARK operates community-based child care centers, before and after school programs on the premises of elementary schools, private elementary schools, and employer on-site child care centers. These services are provided to, and are primarily paid for on a weekly or monthly basis directly by individual families under short-term agreements. ARAMARK leases a significant number of its facilities under long-term arrangements.

  ARAMARK believes it is a significant provider of educational and child care services in the United States. Competition in all phases of this business segment is from both national and local providers of educational services as well as from private and public institutions which provide for their own educational and child care services. Significant competitive factors in ARAMARK's educational services business are the quality of care, reputation, physical appearance of facilities, the types of programs offered to the users of these services and the prices charged for such services.

  In January 1997, ARAMARK sold an approximate 83% interest in its healthcare subsidiary.

  In fiscal 1997, Health and Educational Resources revenues were $466.0 million and operating income was $103.5 million. See note 11 to the consolidated financial statements for the fiscal year ended October 3, 1997 contained in the Form 10-K.

DISTRIBUTIVE SERVICES

  ARAMARK provides wholesale distribution of magazines, books and other printed matter. These materials are purchased from national distributors and publishers and are delivered to retail locations patronized by the general public. Distribution services are generally rendered under short-term agreements and for larger accounts under multi-year agreements, which ordinarily permit the return of unsold magazines and books with full credit being given to the retailer and with ARAMARK in turn receiving full credit from its suppliers.

  Competition in the distribution of books and periodicals exists primarily from magazine and book subscriptions, direct distribution by publishers to retailers and from other wholesale distributors and alternative uses of retail shelf space. While ARAMARK's volume of business in the distribution of books and periodicals is small in relation to the total market, ARAMARK believes the volume of its wholesale periodical and book distribution makes it a significant wholesale distributor.

  In fiscal 1997, the Distributive Services segment had revenues of $460.8 million and an operating loss of $49.6 million. See note 11 to the consolidated financial statements for the fiscal year ended October 3, 1997 contained in the Form 10-K. ARAMARK is examining various strategic alternatives with respect to this segment.

                              RECENT DEVELOPMENTS

  On June 15, 1998, ARAMARK completed a cash tender offer (the "Tender Offer") for outstanding shares of its Class A common stock at a price of $500 per share. Pursuant to the Tender Offer, ARAMARK repurchased 1,062,485 shares for an aggregate purchase price of $531.2 million. The purchase price was financed through additional borrowings under ARAMARK's Bank Facility. As a result of the Tender Offer, the percentage of outstanding common stock of ARAMARK owned by management and ARAMARK's employee benefit plans increased to 92%. See "Use of Proceeds" and "Capitalization" in this Prospectus Supplement and "The Bank Facility" in the Prospectus.

                                USE OF PROCEEDS

  The proceeds of the offering of the Notes will be used by Services to repay borrowings under the Bank Facility. At June 17, 1998, approximately $1,065 million was outstanding under the Bank Facility bearing interest at a weighted average rate of 6.4% per annum and maturing in 2004 and 2005. Services has borrowed under the Bank Facility for general corporate purposes and to finance the recently completed Tender Offer. Services expects that all of the net proceeds of the offering will be used to repay indebtedness owed to the bank syndicate in which Morgan Guaranty Trust Company of New York ("Morgan Guaranty") and The Chase Manhattan Bank ("Chase") are the agents, and Morgan Guaranty, Chase and First Union National Bank ("First Union") are lenders and for which J.P. Morgan Securities Inc. and Chase Securities Inc. acted as the co-arrangers. Morgan Guaranty is an affiliate of J.P. Morgan Securities Inc. Chase is an affiliate of Chase Securities Inc. First Union is an affiliate of First Union Capital Markets. See "Recent Developments" and "Underwriting" in this Prospectus Supplement and "The Bank Facility" in the Prospectus.

  The Tender Offer increased ARAMARK's leverage. ARAMARK believes that the Tender Offer did not render ARAMARK insolvent. Nonetheless, if a court in a lawsuit by an unpaid creditor were to find that, at the time ARAMARK effected the Tender Offer, ARAMARK (i) was insolvent, (ii) was rendered insolvent by reason of the Tender Offer, (iii) was engaged in a business or transaction for which the assets remaining with ARAMARK constituted unreasonably small capital or (iv) intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured, such court, in the exercise of its equitable discretion, might void the loans made by the banks (which loans provided the financing for the Tender Offer) or subordinate them to the interests of creditors, if any, which held claims at the time the Tender Offer was effected, and continue to hold such claims. To the extent that such bank loans are satisfied with proceeds of the Notes, such court, similarly, might void the Notes or subordinate them to the interests of such creditors.

                                CAPITALIZATION

  The following table shows the consolidated capitalization of ARAMARK Corporation as of April 3, 1998 (1) on a historical basis, (2) on a pro forma basis after giving effect to the repurchase of shares pursuant to the Tender Offer for total consideration of $531.2 million plus transaction costs of $3 million, the redemption of $100 million of 8.5% Subordinated Notes and the related incurrence of additional indebtedness, and (3) as adjusted for the issuance of $200 million of the Notes, and the application of the net proceeds to repay borrowings under the Bank Facility. See "The Bank Facility" in the Prospectus.

                                                                        AS
                                          HISTORICAL    PRO FORMA     ADJUSTED
                                          -----------  -----------  -----------
                                                    (IN THOUSANDS)
Long-Term Borrowings (including current
 maturities):
  Subsidiaries' Borrowings
    Bank Facility (variable
     rate)(1)(2)(3).....................  $   454,400  $ 1,092,886  $   892,886
    8.15% Note Due 2005.................      150,000      150,000      150,000
    6.79% Note, payable in installments
     through 2003.......................      125,000      125,000      125,000
    7.10% Notes Due 2006................      124,837      124,837      124,837
    10.625% Senior Notes Due 2000.......      100,000      100,000      100,000
    8% Note Due 2002....................       50,000       50,000       50,000
    Canadian Credit Facility (variable
     rate)..............................       30,488       30,488       30,488
    Other Senior Debt...................       61,693       61,693       61,693
    Capital Lease Obligations...........        2,056        2,056        2,056
    The Notes...........................          --           --       200,000
  ARAMARK's Borrowings
    Subordinated Notes Due 2003
     (8.5%)(2)..........................      100,000          --           --
    Subordinated Debentures and Notes
     Due 2000(10%)......................       26,689       26,689       26,689
                                          -----------  -----------  -----------
     Total Long-Term Borrowings.........    1,225,163    1,763,649    1,763,649
                                          -----------  -----------  -----------
Common Stock Subject to Potential Repur-
 chase(4)...............................       24,885       20,000       20,000
                                          -----------  -----------  -----------
Shareholders' Equity:
  Common Stock..........................          234          223          223
  Other Shareholders' Equity(2).........      420,796     (116,352)    (116,352)
  Common Stock Subject to Potential
   Repurchase(4)........................      (24,885)     (20,000)     (20,000)
                                          -----------  -----------  -----------
     Total Shareholders' Equity.........      396,145     (136,129)    (136,129)
                                          -----------  -----------  -----------
      Total Capitalization..............  $ 1,646,193  $ 1,647,520  $ 1,647,520
                                          ===========  ===========  ===========

--------
(1) At April 3, 1998, there were in effect various interest rate hedging agreements which fix the rate on $270 million of variable rate debt at an average effective rate of 6.5% for remaining periods ranging between 4 months and 35 months.
(2) The pro forma data reflect (a) the redemption of $100 million 8.5% Subordinated Notes on June 1, 1998 at a price of 104.25% of the principal amount and (b) the repurchase of 1,062,485 shares of Class A common stock at $500 per share, plus transaction costs of $3 million, on June 15, 1998 pursuant to the Tender Offer, both of which were financed through additional borrowings under the Bank Facility.
(3) After giving effect to the issuance of the Notes, approximately $650 million of unused borrowings would have been available under ARAMARK's credit facilities. See "The Bank Facility" in the Prospectus.
(4) Under ARAMARK's Stockholders' Agreement, in certain circumstances individual shareholders may cause ARAMARK to repurchase up to 30% of their shares for cash, subject, under the Bank Facility, to an aggregate limit on repurchases of capital stock of $24.9 million on a historical basis and $20.0 million on a pro forma basis, at April 3, 1998. See note 7 to the consolidated financial statements for the fiscal year ended October 3, 1997 contained in the Form 10-K.

                            SUMMARY FINANCIAL DATA

  SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA. Set forth below are certain summary historical consolidated financial data of ARAMARK which have been derived from ARAMARK's audited consolidated financial statements as of October 3, 1997 and the five fiscal years then ended, and ARAMARK's unaudited condensed consolidated financial statements as of April 3, 1998 and March 28, 1997 and for the six month periods then ended. The following financial data should be read in conjunction with, and is qualified in its entirety by reference to, ARAMARK's consolidated financial statements and notes thereto contained in the Form 10-K and in ARAMARK's Quarterly Report on Form 10-Q for the period ended April 3, 1998 (the "Form 10-Q"), each of which is incorporated herein by reference.

                SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA
              (in millions, except per share amounts and ratios)

                           SIX MONTHS ENDED
                          ON OR NEAR APRIL 3       YEAR ENDED ON OR NEAR SEPTEMBER 30
                          ------------------- --------------------------------------------
                            1998      1997    1997(1)    1996     1995     1994     1993
                          --------- --------- -------- -------- -------- -------- --------
INCOME STATEMENT DATA:
Revenues................  $ 3,182.9 $ 3,144.8 $6,310.4 $6,122.5 $5,600.6 $5,161.6 $4,890.7
Earnings before
 depreciation and
 amortization, interest,
 and income taxes(2)....      236.3     300.6    523.6    478.0    433.9    415.7    399.4
Earnings before interest
 and income taxes(2)....      139.3     204.8    331.9    295.2    277.0    272.0    268.9
Interest expense, net...       53.8      60.0    116.0    116.0    109.4    108.5    125.7
Income before
 extraordinary item and
 cumulative effect of
 change in accounting
 for income taxes.......       48.7     115.6    146.1    112.2    100.2     95.0     84.3
Net income..............  $    47.2 $   115.6 $  146.1 $  109.5 $   93.5 $   86.1 $   77.1
Earnings per share:(3)
 Income before
 extraordinary item and
 cumulative effect of
 change in accounting
 for income taxes:
  Basic.................  $    1.18 $    2.72 $   3.49 $   2.51 $   2.14 $   2.01 $   1.81
  Diluted...............  $    1.11 $    2.57 $   3.31 $   2.38 $   2.02 $   1.88 $   1.65
 Net income:
  Basic.................  $    1.14 $    2.72 $   3.49 $   2.45 $   1.99 $   1.82 $   1.65
  Diluted...............  $    1.08 $    2.57 $   3.31 $   2.32 $   1.88 $   1.70 $   1.51
Ratio of earnings to
 fixed charges(4).......       2.1x      2.8x     2.3x     2.1x     2.1x     2.1x     1.9x
BALANCE SHEET DATA (AT PERIOD
 END):
Total assets............  $ 2,805.8 $ 2,816.0 $2,753.6 $2,844.8 $2,643.3 $2,122.0 $2,040.6
Long-term borrowings
 (excluding current
 maturities)(5).........    1,210.8   1,319.6  1,213.9  1,322.0  1,274.8    981.9  1,008.7
Common stock subject to
 potential
 repurchase(6)..........       24.9      23.4     23.3     18.6     19.1     20.8     21.7
Shareholders' equity....      396.1     375.3    370.0    296.2    252.3    182.6    124.1

--------
(1) Fiscal 1997 was a fifty-three week period.
(2) Operating results for the six months ended March 28, 1997 include a gain of $72.4 million resulting from the sale by ARAMARK of an approximate 83% interest in its Spectrum Healthcare Services,

   Inc. subsidiary. Operating results for fiscal 1997 include the aforementioned gain plus pre-tax charges of $69.8 million to write-off certain intangible assets and a gain of $9.1 million on the sale of an investment. See note 2 to the consolidated financial statements for the fiscal year ended October 3, 1997 contained in the Form 10-K and note 2 to the condensed consolidated financial statements for the period ended April 3, 1998 contained in the Form 10-Q.
(3) Fiscal 1993 through 1997 earnings per share amounts have been restated to reflect the adoption of Statement of Financial Standards No. 128, "Earnings Per Share" which was effective beginning in fiscal 1998.
(4) As described in note 2 above, operating results for the six months ended March 28, 1997 include a gain of $72.4 million. Excluding this gain the ratio of earnings to fixed charges for the six months ended March 28, 1997 is 1.9x. For the purpose of determining the ratio of earnings to fixed charges, earnings include pre-tax income plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on all indebtedness (including capitalized interest) plus that portion of operating lease rentals representative of the interest factor (deemed to be one-third of operating lease rentals).
(5) See note 4 to the consolidated financial statements contained in the Form 10-K and notes to the condensed consolidated financial statements contained in the Form 10-Q.
(6) See note 7 to the consolidated financial statements contained in the Form 10-K.

  SUMMARY CONSOLIDATED PRO FORMA FINANCIAL DATA. The following unaudited summary consolidated pro forma financial data of ARAMARK give effect to the repurchase of shares pursuant to the Tender Offer and related borrowings by ARAMARK, as if such transactions had occurred as of the beginning of the respective periods presented. The unaudited summary consolidated pro forma data should be read in conjunction with ARAMARK's consolidated financial statements and notes thereto contained in the Form 10-K and the Form 10-Q, each of which is incorporated herein by reference. The pro forma data does not purport to be indicative of the results that would actually have been obtained, or that may be obtained in the future, had the Tender Offer been completed at the dates indicated.

            UNAUDITED SUMMARY CONSOLIDATED PRO FORMA FINANCIAL DATA
              (in millions, except per share amounts and ratios)

                                  SIX MONTHS ENDED           YEAR ENDED
                                    APRIL 3, 1998          OCTOBER 3, 1997
                               ----------------------- -----------------------
                               HISTORICAL PRO FORMA(1) HISTORICAL PRO FORMA(1)
                               ---------- ------------ ---------- ------------
Revenues......................  $3,182.9    $3,182.9    $6,310.4    $6,310.4
Earnings before depreciation
 and amortization, interest,
 and income taxes.............     236.3       236.3       523.6       523.6
Earnings before interest and
 income taxes.................     139.3       139.3       331.9       331.9
Interest expense, net.........      53.8        72.0       116.0       151.4
Income before extraordinary
 item.........................      48.7        37.8       146.1       124.8
Net income....................  $   47.2    $   36.3    $  146.1    $  124.8
Earnings per share:
 Income before extraordinary
  item:
  Basic.......................  $   1.18    $   1.23    $   3.49    $   3.99
  Diluted.....................  $   1.11    $   1.14    $   3.31    $   3.72
 Net income:
  Basic.......................  $   1.14    $   1.18    $   3.49    $   3.99
  Diluted.....................  $   1.08    $   1.09    $   3.31    $   3.72
Ratio of earnings to fixed
 charges(2)...................      2.1x        1.7x        2.3x        1.9x

--------
(1) The pro forma information reflects the purchase of 1,062,485 shares at $500 per share plus transaction costs of $3 million, financed through additional borrowings under the Bank Facility.
(2) See note (4) to "-- Summary Consolidated Historical Financial Data."

                   FINANCIAL REPORTING BY BUSINESS SEGMENTS

  The following is a summary of financial information for each of ARAMARK's business segments for each of the three fiscal years ended October 3, 1997.

  Revenues by segment are substantially comprised of services to unaffiliated customers and clients. Operating income reflects expenses directly related to individual segments plus an allocation of expenses applicable to more than one segment. General corporate expenses include expenses not specifically identifiable with an individual segment. See note 11 to the consolidated financial statements for the fiscal year ended October 3, 1997 contained in the Form 10-K.

                                      REVENUES            OPERATING INCOME
                             -------------------------- ----------------------
                               1997     1996     1995    1997    1996    1995
                             -------- -------- -------- ------  ------  ------
                                              (IN MILLIONS)
Food and Support Services..  $4,131.4 $3,816.0 $3,521.2 $170.4  $166.9  $138.9
Uniform and Career Appar-
 el........................   1,252.2  1,049.2    893.4  124.0   140.2    99.3
Health and Educational Re-
 sources...................     466.0    781.0    742.9  103.5    26.8    27.3
Distributive...............     460.8    476.3    443.1  (49.6)   (6.0)   26.8
                             -------- -------- -------- ------  ------  ------
  Total....................  $6,310.4 $6,122.5 $5,600.6  348.3   327.9   292.3
                             ======== ======== ========
General Corporate and Other Expenses..................   (16.4)  (32.7)  (15.3)
                                                        ------  ------  ------
Operating Income......................................   331.9   295.2   277.0
Interest Expense, Net.................................  (116.0) (116.0) (109.4)
                                                        ------  ------  ------
Income Before Income Taxes and Extraordinary Item.....  $215.9  $179.2  $167.6
                                                        ======  ======  ======

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

  FISCAL 1998 INTERIM PERIOD COMPARED TO FISCAL 1997 INTERIM PERIOD

  OVERVIEW. Revenues of $1.6 billion for the second quarter and $3.2 billion for the six month period increased 9% and 1%, respectively, over the prior year periods. Second quarter 1998 revenues were favorably affected by the calendarization of ARAMARK's accounting period. The full impact of the December holiday season, which typically has a reduced level of activity, was reflected fully in the first quarter of fiscal 1998 whereas, in the prior year, the holiday impact was split between the first and second quarters of fiscal 1997. Fiscal 1998 operating income for the three and six month periods was $60.1 million and $139.3 million, respectively, versus $128.1 million and $204.8 million, respectively, in fiscal 1997. Fiscal 1997 results include a gain of $72.4 million from the divestiture of Spectrum Healthcare Services, Inc. (Spectrum), which is reflected as "other expense (income)" in the condensed consolidated statements of income (see note 2 to the condensed consolidated financial statements in the Form 10-Q incorporated herein by reference). Excluding "other expense (income)" and the operating results of Spectrum, revenues and operating income increased 9% and 8%, respectively, for the second quarter and increased 6% and 9%, respectively, for the six months compared to the prior year periods. ARAMARK's operating margin, excluding "other expense (income)", increased to 4.4% from 4.2% for the six month period due to improved cost controls and leveraging of fixed costs, primarily in the Food and Support Services segment. Interest expense, net for the three and six month periods decreased 5% and 10%, respectively, from the prior year periods due to lower debt levels and additionally, for the six month period, interest income received from the settlement of a contract dispute. The effective income tax rate for the three and six month periods was 41.7% and 42.9%, respectively, compared to 10.8% and 20.2%, in the comparable prior year periods. The prior year effective income tax rates were favorably impacted by a permanent difference in the book and tax basis of the divested Spectrum business (see note 2 to the condensed consolidated financial statements in the Form 10-Q).

  SEGMENT RESULTS. Food and Support Services segment revenues for the three and six month periods increased 11% and 6%, respectively, over the prior year periods due to new accounts (approximately 5% and 3%, respectively), and increased volume (approximately 7% and 4%, respectively), partially offset by the unfavorable impact of foreign currency translation (approximately 1%). Uniform and Career Apparel segment revenues for the three and six month periods increased 6% over the prior year periods due to increased volume in both the uniform rental and direct marketing businesses. Health and Educational Resources segment revenues, excluding the Spectrum operations, for the three and six month periods increased 12% and 11%, respectively, due to enrollment growth, pricing and new locations at Educational Resources. Distributive segment revenues increased 1% for the three months and decreased 3% for the six months versus the prior year periods due to the net impact of recent acquisition and divestiture activity and a decrease in base business.

  Food and Support Services segment operating income increased 30% and 22% for the three and six month periods versus the prior year periods due to the increased revenues noted above and effective cost controls. Uniform and Career Apparel segment second quarter and six month operating income increased 6% versus the prior year periods due in part to a gain on the sale of assets. Excluding the gain, second quarter operating income increased 3% due to increased revenues, partially offset by increased operating costs in the direct marketing businesses. Operating income for the six month period, excluding the gain, decreased 1% due to higher operating costs in the direct marketing businesses, partially offset by increased revenues. Health and Educational Resources segment operating income for the three and six month periods, excluding the operating results of Spectrum, increased 14% and 19%, respectively, over the prior year periods due to the revenue increases at Educational Resources. The Distributive segment incurred operating losses of $6.4 million and $7.9 million, respectively, for the three and six month periods, compared to operating losses of $3.3 million and $5.6 million in the comparable prior year periods. ARAMARK continues to implement its plan to improve operating results in the Distributive segment as a result of selected acquisitions in certain geographic areas, the divestiture of certain operations and through initiatives to increase volume and margins and reduce costs. The impact of these initiatives is uncertain at this time and ARAMARK projects that the Distributive segment will incur an operating loss for fiscal 1998. ARAMARK is examining various strategic alternatives with respect to this segment.

  FISCAL 1997 COMPARED TO FISCAL 1996

  OVERVIEW. Revenues for the fiscal year ended October 3, 1997 were $6.3 billion, an increase of 3% over fiscal 1996, with increases in the Food and Support Services and Uniform and Career Apparel segments partially offset by a decline in revenues in the Distributive segment and the Health and Educational Resources segment reflecting the sale of Spectrum (see note 2 to the consolidated financial statements in the Form 10-K incorporated herein by reference). Excluding Spectrum, revenues increased 10% over the prior year. Operating income of $331.9 million increased 12% compared to the prior year. Total Company operating income includes other income of $11.7 million and $2.9 million in fiscal 1997 and 1996, respectively, as described in note 2 to the consolidated financial statements in the Form 10-K. Excluding other income and the operating results of Spectrum, operating income increased 16% over the prior year, due to strong performances in the Food and

Support Services and Uniform and Career Apparel segments and Educational Resources, partially offset by increased operating losses in the Distributive segment. Excluding other income, ARAMARK's operating income margin increased to 5.1% from 4.8%, due primarily to improved cost controls and leveraging of fixed costs.

  Interest expense was equal with the prior year, with the impact of lower rates being offset by increased debt levels to finance capital expenditures and working capital requirements. The effective income tax rate decreased to 32% in fiscal 1997 from 37% in fiscal 1996 due primarily to the favorable impact of a permanent difference in the book and tax basis of Spectrum, partially offset by unfavorable permanent book/tax differences related to certain intangible asset write-offs (see notes 2 and 6 to the consolidated financial statements in the Form 10-K). Fiscal 1996 net income also includes an extraordinary item for early extinguishment of debt of $2.8 million as described in note 3 to the consolidated financial statements in the Form 10-K.

  SEGMENT RESULTS. Food and Support Services segment revenues were 8% higher than the prior year due to new accounts (approximately 3%) and increased volume (approximately 6%), primarily in the United States food businesses, partially offset by the unfavorable impact of foreign currency translation (approximately 1%). Uniform and Career Apparel segment revenues increased 19% due to the impact of recent acquisitions (approximately 11%) and increased volume in both the uniform rental and direct marketing businesses. Health and Educational Resources segment revenues, excluding the Spectrum operations, increased 15% over the comparable prior year period due to enrollment growth, pricing and new locations at Educational Resources. Distributive segment revenues decreased 3% from the comparable prior year period due to a decrease in base business of approximately 6%, partially offset by the impact of recent acquisitions.

  Fiscal 1997 operating income for the Food and Support Services segment includes charges of approximately $30 million due primarily to recognize an impairment of goodwill in a European operation and to reduce certain other assets to net realizable value as discussed in notes 2 and 11 to the consolidated financial statements in the Form 10-K. Excluding the impact of these charges, operating income increased 20% over the prior year period as a result of the revenue increases noted above, plus effective cost controls at both United States and international operations. Uniform and Career Apparel segment operating income includes gains on the sale of assets of $9 million in 1997 and $37 million in 1996 and charges related primarily to asset realization of $6 million and $5 million in fiscal 1997 and 1996, respectively (see notes 2 and 11 to the consolidated financial statements in the Form 10-
K). Excluding the impact of these items, fiscal 1997 operating income increased 11% from the prior year period due to the revenue increases noted above plus effective cost controls in the direct marketing businesses, partially offset by increased operating costs in the uniform rental business. Health and Educational Resources fiscal 1997 operating income includes the gain on sale of Spectrum of $72 million and fiscal 1996 operating income includes charges of $13 million as discussed in notes 2 and 11 to the consolidated financial statements in the Form 10-K. Excluding the impact of these items, as well as the operating results of Spectrum, segment operating income increased 23% over the prior year due to the revenue increases at Educational Resources noted above. The Distributive segment incurred a fiscal 1997 operating loss of $49.6 million, which includes charges of approximately $34 million related to asset realization (see notes 2 and 11 to the consolidated financial statements in the Form 10-K) versus an operating loss of $6.0 million in fiscal 1996. Results continue to be severely impacted by higher operating expenses due to costs of servicing customers and reduced volume and margins resulting from the increased competition and consolidation in the magazine wholesale distribution industry. The decrease in fiscal 1997 General Corporate and Other Expenses is due to reserves established in fiscal 1996 for asset realization, legal, and other matters described in note 11 to the consolidated financial statements in the Form 10-K.

FINANCIAL CONDITION AND LIQUIDITY

  ARAMARK's indebtedness decreased $7.3 million in the first six months of fiscal 1998. In January 1998, ARAMARK replaced its existing $1 billion Bank Facility with a $1.4 billion Bank Facility. The new facility matures on March 31, 2005, with commitment reductions of $100 million in March 2000 and $150 million in March 2001 and March 2002. In March 1998, ARAMARK redeemed a $50 million 8% note due April 2002 for a premium, resulting in an extraordinary item for debt extinguishment of $1.6 million (net of tax benefit of $1.0 million).

  On June 1, 1998 ARAMARK redeemed its $100 million 8.5% subordinated notes at a price of 104.25% of the principal amount. The transaction was financed through additional borrowings under its Bank Facility and will result in an extraordinary item on debt extinguishment of approximately $2.9 million, after tax, in the third quarter of fiscal 1998.

  On June 15, 1998, ARAMARK completed a cash tender offer (the "Tender Offer") for outstanding shares of its Class A common stock at a price of $500 per share. Pursuant to the Tender Offer, ARAMARK repurchased 1,062,485 shares for an aggregate purchase price of $531.2 million. The purchase price was financed through additional borrowings under ARAMARK's Bank Facility. As a result of the Tender Offer, the percentage of outstanding common stock of ARAMARK owned by management and ARAMARK's employee benefit plans increased to 92%. Management believes that ARAMARK has the ability to generate adequate amounts of cash from its operations to meet ARAMARK's cash flow needs, including any increased interest expense as a result of the additional indebtedness incurred in connection with the Tender Offer.

  Currently, ARAMARK has approximately $480 million of unused committed credit availability under its credit facilities.

  YEAR 2000 COMPLIANCE. The Year 2000 issue exists because many computer systems and applications currently use two-digit date fields to designate a year. As a result, on or near the change of the century, date-sensitive systems will recognize the year 2000 as 1900, or not at all, which may cause systems to process financial and operational information incorrectly. ARAMARK has assessed and continues to assess the impact of the Year 2000 issue, including cost estimates to complete required changes. Plans to address the Year 2000 issue have been developed and are being implemented. Currently, ARAMARK does not expect that the costs to be incurred will be material to results of operations or financial condition.

                           DESCRIPTION OF THE NOTES

  The following description of the particular terms of the Notes offered hereby (referred to in the accompanying Prospectus as the "Guaranteed Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Guaranteed Securities set forth in the Prospectus, to which description reference is hereby made.

  The Notes are to be issued under an Indenture, dated as of July 15, 1991 (the "Guaranteed Indenture"), among ARAMARK, as guarantor, Services, as issuer, and The Bank of New York, as successor to The Bank of New York (Delaware), as trustee (the "Guaranteed Trustee").

  The Notes are subject to defeasance as described under "Description of Securities and Guarantee -- Defeasance" in the Prospectus. Any election by Services for covenant defeasance as described in the Prospectus will release Services and ARAMARK from the restrictions described below under the caption "-- Certain Covenants Applicable to the Notes."

  The Notes when issued will rank on a parity with all other unsecured and unsubordinated indebtedness of Services. ARAMARK will guarantee the punctual payment of the principal of, premium, if any, and interest on the Notes, when and as the same are due and payable. The Guarantee is absolute and unconditional, irrespective of any circumstances that might otherwise constitute a legal or equitable discharge of a surety or guarantor. The Guarantee will rank on a parity with unsecured and unsubordinated indebtedness of ARAMARK.

  The Notes will be represented by one global certificate registered in the name of the nominee of DTC and such nominee will be the sole holder of the Notes. The Notes will not be issued in definitive registered form except in limited circumstances. Settlement for the Notes will be made in immediately available funds. The Notes will trade in DTC's settlement system until maturity, and secondary market trading activity in the Notes will therefore settle in immediately available funds. See "-- Global Notes". The Notes initially will be limited to $200 million aggregate principal amount.

  The Notes will mature on June 15, 2006. The Notes will bear interest at % per annum, payable semi-annually in arrears on each June 15 and December 15, commencing on December 15, 1998 and accruing from their date of issuance. The Regular Record Date for such interest shall be the June 1 or December 1 (whether or not a Business Day) as the case may be next preceding such Interest Payment Date.

  The Notes will not have the benefit of any sinking fund.

  OPTIONAL REDEMPTION. The Notes will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) the sum of the present values of the remaining scheduled payments of principal and interest (not including the portion of any such payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (determined on the third Business Day preceding such redemption date), plus, in each case, accrued and unpaid interest thereon to the redemption date.

  "Adjusted Treasury Rate" means (i) the arithmetic mean of the yields under the heading "Week Ending" published in the Statistical Release most recently published prior to the date of determination under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the redemption date, of the principal being redeemed plus (ii) %. If no maturity set forth under such heading exactly corresponds to the maturity of such principal, yields for the two published maturities most closely corresponding to the maturity of such principal shall be calculated pursuant to the immediately preceding sentence, and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of the relevant periods to the nearest month.

  "Statistical release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively-traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the terms of the Notes, then such other reasonably comparable index which shall be designated by the Company.

  Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed.

  Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

  EVENTS OF DEFAULT. An "Event of Default" with respect to the Notes will mean, among other things: (i) failure to pay principal of (and premium, if any, on) any Note; (ii) failure to pay interest on any Note when due and continuance of such failure for 30 days; (iii) failure by ARAMARK or Services to perform any other covenant in the Guaranteed Indenture and continuance of such failure for 60 days after notice given to ARAMARK and Services by the Trustee or to ARAMARK and Services and the Trustee by the Holders of at least 25% in principal amount of the Notes outstanding; (iv) a failure to pay, or an acceleration of, more than $25 million principal amount of Indebtedness of ARAMARK, Services or any Subsidiary of ARAMARK after the expiration of any applicable grace period, if such Indebtedness is not discharged, or such acceleration is not annulled, within 10 days after notice given to ARAMARK and Services by the Trustee or to ARAMARK, Services and the Trustee by the Holders of at least 25% in principal amount of the Notes; (v) a failure to discharge a final judgment (that is unstayed and unbonded and not covered by insurance) for the payment of more than $15 million by ARAMARK, Services or any Subsidiary of ARAMARK and continuance of such failure for 60 days; and (vi) certain events of bankruptcy, insolvency or reorganization of ARAMARK, Services or any Significant Subsidiary.

  CERTAIN COVENANTS APPLICABLE TO THE NOTES

  The covenants described in the Prospectus under the captions "Certain Covenants Applicable to Subordinated Securities and Guaranteed Securities --
 Mergers, Consolidations and Certain Sales and Purchases of Assets", "-- Provision of Financial Statements", "-- Limitation on Restricted Payments",
and "-- Limitation on Certain Security Interests" will not apply to the Notes and will be replaced by the covenants described below. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Guaranteed Indenture or the Board resolutions authorizing the Notes, as the case may be.

  LIMITATIONS ON LIENS. ARAMARK covenants that it will not issue, incur, create, assume, guarantee or suffer to exist, and will not permit any Restricted Subsidiary to issue, incur, create, assume, guarantee or suffer to exist, any debt for borrowed money secured by a mortgage, security interest, pledge, lien, charge or other encumbrance ("mortgages") upon any Principal Property (as defined below) of ARAMARK or any Restricted Subsidiary or upon any shares of stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares or indebtedness are now existing or owned or hereafter created or acquired) without in any such case effectively providing concurrently with the issuance, incurrence, creation, assumption or guaranteed of any such secured debt, or the grant of a mortgage with respect to any such indebtedness, that the Notes (together with, if ARAMARK shall so determine, any other indebtedness of or guaranteed by ARAMARK ranking equally with the Guarantee or any indebtedness of or guaranteed by any Restricted Subsidiary, as the case may be) shall be secured equally and ratably with (or, at the option of ARAMARK, prior to) such secured debt. The foregoing restriction, however, will not apply to: (a) mortgages on property existing at the time of acquisition thereof by ARAMARK or any Subsidiary, provided that such mortgages were in existence prior to, and not incurred in contemplation of, such acquisition; (b) mortgages on property, shares of stock or indebtedness or other assets of any corporation existing at the time such corporation becomes a Restricted Subsidiary, provided that such mortgages are not incurred in anticipation of such corporation becoming a Restricted Subsidiary; (c) mortgages on property, shares of stock or indebtedness to secure the payment of all or any part of the purchase price thereof, or mortgages on property, shares of stock or indebtedness to secure any indebtedness for borrowed money incurred prior to, at the time of, or within 270 days after, the latest of the acquisition thereof, or, in the case of property, the completion of construction, the completion of improvements, or the commencement of substantial commercial operation of such property, for the purpose of financing all or any part of the purchase price thereof, such construction, or the making of such improvements; (d) mortgages to secure indebtedness owing to ARAMARK or to a Restricted Subsidiary; (e) mortgages existing at the date of the issuance of the Notes; (f) mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with ARAMARK or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to ARAMARK or a Restricted Subsidiary, provided that such mortgage was not incurred in anticipation of such merger or consolidation or sale, lease or other disposition; (g) mortgages in favor of the United States or any State, territory or possession thereof (or the District of Columbia), or any department, agency, instrumentality or political subdivision of the United States or any State, territory or possession thereof (or the District of Columbia), to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such mortgages; and (h) extensions, renewals, refinancings or replacements of any mortgage referred to in the foregoing clauses (a), (b), (c), (e) and (f); provided, however, that any mortgages permitted by any of the foregoing clauses (a), (b), (c), (e) and (f) shall not extend to or cover any property of ARAMARK or such Restricted Subsidiary, as the case may be, other than the property, if any, specified in such clauses and improvements thereto.

  Notwithstanding the restrictions outlined in the preceding paragraph, ARAMARK or any Restricted Subsidiary will be permitted to issue, incur, create, assume, guarantee or suffer to exist, debt secured by a mortgage which would otherwise be subject to such restrictions, without equally and ratably securing the Notes, provided that after giving effect thereto, the sum of (i) all debt so secured by mortgages (not including mortgages permitted under clauses (a) through (h) above) and (ii) all Attributable Debt (as defined below) with respect to Sale and Lease-Back Transactions (as defined below) with respect to any Principal Property, at the time of determination, does not exceed 10% of the Consolidated Tangible Assets of ARAMARK.

  LIMITATIONS ON SALE AND LEASE-BACK TRANSACTIONS. ARAMARK covenants that it will not, nor will it permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction with respect to any Principal Property, other than any such transaction involving a lease for a term of not more than three years or any such transaction between ARAMARK and a Restricted Subsidiary or between Restricted Subsidiaries, unless: (a) ARAMARK or such Restricted Subsidiary would be entitled to incur indebtedness secured by a mortgage on the Principal Property involved in such transaction at least equal in amount to the Attributable Debt with respect to such Sale and Lease-Back Transaction, without equally and ratably securing the Notes, pursuant to the limitation on liens in the covenant described above; or (b) ARAMARK shall apply an amount equal to the greater of the net proceeds of such sale or the Attributable Debt with respect to such Sale and Lease-Back Transaction within 120 days of such sale to either (or a combination of) the retirement (other than any mandatory retirement, mandatory prepayment or sinking fund payment or by payment at maturity) of debt for borrowed money of ARAMARK or a Restricted Subsidiary that matures more than twelve months after the creation of such indebtedness or the purchase, construction or development of other comparable property.

  CERTAIN DEFINITIONS APPLICABLE TO COVENANTS. The term "Attributable Debt" when used in connection with a Sale and Lease-Back Transaction involving a Principal Property shall mean, at the time of determination, the lesser of:
(a) the fair value of such property (as determined in good faith by the Board of Directors of ARAMARK); or (b) the present value of the total net amount of rent required to be paid under such lease during the remaining term thereof (including any renewal term or period for which such lease has been extended), discounted at the rate of interest set forth or implicit in the terms of such lease or, if not practicable to determine such rate, the interest rate per annum borne by the Notes compounded semi-annually. For purposes of the foregoing definition, rent shall not include amounts required to be paid by the lessee, whether or not designated as rent or additional rent, on account of or contingent upon maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall be the lesser of the net amount determined assuming termination upon the first date such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the net amount determined assuming no such termination.

  The term "Principal Property" shall mean the land, land improvements, buildings and fixtures (to the extent they constitute real property interests) (including any leasehold interest therein) constituting the principal corporate office or any distribution, operation or maintenance facility (whether now owned or hereafter acquired) which: (a) is owned by ARAMARK or any Subsidiary; (b) has not been determined in good faith by the Board of Directors of ARAMARK not to be materially important to the total business conducted by ARAMARK and its Subsidiaries taken as a whole; and (c) has a market value on the date as of which the determination is being made in excess of 1.0% of Consolidated Tangible Assets of ARAMARK as most recently determined on or prior to such date.

  The term "Restricted Subsidiary" shall mean any Subsidiary that owns any Principal Property or any shares or debt of another Restricted Subsidiary.

  The term "Sale and Lease-Back Transaction" shall mean any arrangement with any person providing for the leasing by ARAMARK or any Restricted Subsidiary of any Principal Property, which property has been or is to be sold or transferred by ARAMARK or such Restricted Subsidiary to such person.

  CONSOLIDATION, MERGER AND SALE OF ASSETS. ARAMARK covenants that (i) it will not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to any person, and ARAMARK shall not permit any person to consolidate with or merge into ARAMARK and (ii) it will not permit Services to consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to any person, and shall not permit any person to consolidate with or merge into Services, unless:

  (1)in case ARAMARK or Services shall consolidate with or merge into another person or convey, transfer or lease its properties and assets substantially as an entirety to any person, the person formed by such consolidation or into which ARAMARK or Services, as the case may be, is merged or the person which acquires by conveyance or transfer, or which leases, the properties and assets of ARAMARK or Services, as the case may be, substantially as an entirety shall be a corporation, partnership or trust, shall be organized and validly existing under the laws of the United States, any State thereof or the District of Columbia and shall expressly assume, by a supplemental Guaranteed Indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, (a) the due and punctual performance of the Guarantee and the performance or observance of every covenant of the Guaranteed Indenture on the part of ARAMARK, in the case of a transaction involving ARAMARK, or (b) the due and punctual payment of the principal of and any premium and interest on the Notes and the performance or observance of every covenant of the Guaranteed Indenture on the part of Services, in the case of a transaction involving Services;

  (2)immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of ARAMARK or any Subsidiary as a result of such transaction as having been incurred by ARAMARK or such Subsidiary at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and

  (3) if, as a result of any such consolidation or merger or such conveyance, transfer or lease, properties or assets of ARAMARK or any Restricted Subsidiary would become subject to a mortgage, pledge, lien, security interest or other encumbrance which would not be permitted by the Guaranteed Indenture, ARAMARK or such successor person, as the case may be, shall take such steps as shall be necessary effectively to secure the Notes equally and ratably with (or prior to) all indebtedness secured thereby.

  GLOBAL NOTES

  The Notes will be issued in the form of one or more fully registered global Notes which will be deposited with, or on behalf of, The Depository Trust Company, as Depository (the "Depository"), located in the Borough of Manhattan, The City of New York, and will be registered in the name of the Depository or a nominee of the Depository.

  Ownership of beneficial interests in a global Note will be limited to participants in and to persons that may hold interests through institutions that have accounts with the Depository ("participants"). Ownership of beneficial interests by participants in a global Note will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depository for such global Note. Ownership of beneficial interests in such global Note by persons that hold through participants will be shown on, and the transfer of that ownership interest within each participant will be effected only through, records maintained by such participants.

  Payment of principal of and interest on the Notes represented by any such global Note will be made to the Depository or its nominee, as the case may be, as the sole registered owner and the sole Holder of the Notes represented thereby for all purposes under the Guaranteed Indenture. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the Depository's records relating to, or payments made on account of, beneficial ownership interests in a global Note representing any Notes or any other aspect of the relationship between the Depository and its participants or the relationship between such participants and the owners of beneficial interests in a global Note owning through such participants or for maintaining, supervising or reviewing any of the Depository's records relating to such beneficial ownership interests.

  The Company has been advised by the Depository that upon receipt of any payment of principal of or interest on any such global Note, the Depository will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global Note as shown on the records of the Depository. The accounts to be credited shall be designated by the Underwriters. Payments by participants to owners of beneficial interests in a global Note held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for customer accounts registered in "street name," and will be the sole responsibility of such participants.

  No global Note may be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor of the Depository or a nominee of such successor.

  A global Note representing Notes is exchangeable for definitive Notes in registered form, only if (x) the Depository notifies the Company that it is unwilling or unable to continue as Depository for such global Note or if at any time the Depository ceases to be a clearing agency registered under the Securities Exchange Act of 1934 (the "Exchange Act"), (y) the Company in its sole discretion determines that such global Note shall be exchangeable for definitive Notes in registered form and notifies the Trustee thereof or (z) an Event of Default with respect to the Notes represented by such global Note has occurred and is continuing. Any global Note that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive Notes issuable in authorized denominations in registered form, aggregating a like amount. Such definitive Notes shall be registered in the names of the owners of the beneficial interests in such global Note as the Depository shall direct.

  DTC has advised the Company and the Underwriters as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participating organizations ("participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through participants.

  Except as provided above, owners of beneficial interests in such a global Note will not be entitled to receive physical delivery of Notes in definitive form and will not be considered the Holders thereof for any purpose under the Guaranteed Indenture, and no global Note representing Notes shall be exchangeable. Accordingly, each person owning a beneficial interest in such a global Note must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture or such global Note. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global Note.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, Services and ARAMARK have agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                      PRINCIPAL
                                                                       AMOUNT OF
      UNDERWRITER                                                        NOTES
      -----------                                                     ----------
      Goldman, Sachs & Co. ..........................................
      J.P. Morgan Securities Inc.....................................
      Chase Securities Inc...........................................
      Salomon Brothers Inc ..........................................
      First Union Capital Markets, a division of
       Wheat First Securities, Inc. .................................
        Total........................................................

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes if any are taken.

  The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of % of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed % of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Notes are a new issue of securities with no established trading market. Services and ARAMARK have been advised by the Underwriters that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes. There is no assurance that the Notes will trade at their principal amount.

  In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Notes sold in the offering may be reclaimed by the Underwriters if such Notes are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

  The Company expects to use all of the net proceeds from the sale of the Notes to repay indebtedness owed to a bank syndicate in which Morgan Guaranty, an affiliate of J.P. Morgan Securities Inc., is an agent and lender, Chase, an affiliate of Chase Securities Inc., is an agent and a lender, and First Union is a lender, and for which J.P. Morgan Securities Inc. and Chase Securities Inc. acted as the co-arrangers. Because more than 10% of the net proceeds of the offering will be paid to affiliates of members of the National Association of Securities Dealers, Inc. (the "NASD") who are participating in the offering, the offering is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the NASD. See "Use of Proceeds". Joseph Neubauer, Chairman and Chief Executive Officer of ARAMARK, is a director of First Union Corporation. In the ordinary course of business, certain of the Underwriters and their affiliates have engaged, and in the future may engage, in commercial and investment banking transactions with the Company and its affiliates, including participation as a manager in certain placements and offerings of securities of the Company and its affiliates.

  Goldman Sachs & Co. and their affiliates maintain ongoing business relationships with ARAMARK and in connection therewith may provide investment banking, commercial banking and advisory services for which they receive customary fees.

  Services and ARAMARK have agreed to jointly and severally indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                              DEBT SECURITIES OF

                              ARAMARK CORPORATION

                                      OR

                            ARAMARK SERVICES, INC.

  ARAMARK Corporation ("ARAMARK") may offer from time to time subordinated debt securities (the "Subordinated Securities") and ARAMARK Services, Inc. ("Services") may offer from time to time its debt securities (the "Guaranteed Securities," and collectively with the Subordinated Securities, the "Securities") with an aggregate principal amount or, if Securities are issued at original issue discount, such higher principal amount as may be sold for an initial public offering price of up to $700,000,000. The issuer, the specific title, the aggregate principal amount, the purchase price, the maturity, the rate and time of payment of any interest, any redemption provisions, any other specific terms of the Securities, and the agents and dealers or underwriters in connection with the sale of the Securities in respect of which this Prospectus is being delivered are set forth in the accompanying supplement to this Prospectus (the "Prospectus Supplement").

  The Guaranteed Securities when issued will rank on a parity with all other unsecured and unsubordinated indebtedness of Services and will be entitled to the Guarantee of ARAMARK, which Guarantee will rank on a parity with all unsecured and unsubordinated indebtedness of ARAMARK. The Subordinated Securities are unsecured and subordinated to all present and future Senior Indebtedness of ARAMARK and will rank on a parity with ARAMARK's outstanding subordinated indebtedness. See "Description of Securities and Guarantee."

  ARAMARK or Services may sell the Securities to or through underwriters, and also may sell the Securities directly to other purchasers or through agents. The accompanying Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents.

THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION
   PASSED  UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.  ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                               ----------------

                 The date of this Prospectus is June  , 1998.

                             AVAILABLE INFORMATION

  ARAMARK is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning ARAMARK can be inspected and copied at the Commission's office at 450 Fifth Street, N.W., Washington D.C., and the Commission's Regional Offices in New York (7 World Trade Center, New York, New
York) and Chicago (Northwest Atrium Center, 500 W. Madison, Suite 1400, Chicago, Illinois), and at the Commission's web site at (http://www.sec.gov). Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. This Prospectus does not contain all of the information set forth in the Registration Statement which ARAMARK and Services have filed with the Commission under the Securities Act of 1933 and to which reference is hereby made.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  ARAMARK and Services hereby incorporate by reference in this Prospectus ARAMARK's Annual Report on Form 10-K for the year ended October 3, 1997, filed pursuant to Section 13 of the Exchange Act; and ARAMARK's Quarterly Reports on Form 10-Q for the fiscal quarters ended January 3, 1998 and April 3, 1998, filed pursuant to Section 13 of the Exchange Act.

  All documents filed by ARAMARK or Services subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Any person receiving a copy of this Prospectus may obtain without charge, upon request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents. Written or telephone requests should be directed to Donald S. Morton, ARAMARK, 1101 Market Street, Philadelphia, Pennsylvania 19107 or (215) 238-3240 or to ARAMARK c/o Registration Department, Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

                              ARAMARK CORPORATION

  ARAMARK, through Services and its other subsidiaries, is engaged in providing or managing services including food and support services, uniform services, health and education services and distributive services. ARAMARK provides most of its services in the United States. ARAMARK also conducts operations primarily management of food services, in Belgium, Canada, the Czech Republic, Germany, Hungary, Japan, Korea, Mexico, Spain and the United Kingdom.

  Services provides the majority of the food and support services provided by ARAMARK's operations to businesses, government, educational and health care institutions. Through subsidiaries, Services also conducts the majority of ARAMARK's operations outside the United States.

  ARAMARK's management shareholders (more than 2,000 individuals) and their permitted transferees own approximately 74% of the outstanding common stock on a Class B equivalent basis (representing approximately 96% of the voting power) and ARAMARK's employee benefit plans own an additional approximately 18% of the outstanding common stock on a Class B equivalent basis.

  ARAMARK and Services, each a Delaware corporation, have their principal executive offices at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107, and their telephone number is (215) 238-3000. Unless the context otherwise requires, references to ARAMARK include ARAMARK and its subsidiaries and references to Services include Services and its subsidiaries.

                                USE OF PROCEEDS

  Unless otherwise indicated in the applicable Prospectus Supplement, the proceeds of the offering of Securities will be used by ARAMARK or Services to repay borrowings under the Bank Facility. See "The Bank Facility."

                               THE BANK FACILITY

  The Bank Facility is an unsecured revolving credit facility in the initial amount of $1.4 billion provided by a group of lenders led by The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York. The borrowers under the Bank Facility are Services and ARAMARK Uniform Services Group, Inc., and the guarantors are ARAMARK and certain wholly-owned domestic subsidiaries of ARAMARK and the two borrowers. The outstanding commitments under the Bank Facility will reduce through scheduled amortizations to $1 billion at the end of the fourth year (2002) and will continue at that level to a final maturity at the end of the seventh year (2005). Interest under the Bank Facility is based upon the London Interbank Offered Rate (LIBOR) plus a spread of .18% to
 .70%, or the Certificate of Deposit Rate plus a spread of .28% to .80%, or the Prime Rate at the option of the borrower. The spread is based on certain financial ratios and credit ratings. The borrowers will also pay an annual fee of .10% to .30% on the entire Bank Facility. The Bank Facility contains restrictive covenants which provide, among other things, limitations on: (i) the creation of mortgages and security interests; (ii) dispositions of material assets; and (iii) certain significant changes of control of ARAMARK. Under the Bank Facility, ARAMARK is required to maintain certain specified minimum ratios of cash flow to fixed charges and to total borrowings and certain minimum levels of net worth. The Bank Facility contains various event of default provisions, including default in payment of principal or interest, material misrepresentation in the Bank Facility, default in compliance with other terms of the Bank Facility or the related guarantees, bankruptcy, default on other indebtedness, failure to satisfy or stay certain judgments or orders entered against ARAMARK or any of its subsidiaries, failure to pay when due certain amounts with respect to certain employee benefit plans, and other events with respect to such plans.

                    DESCRIPTION OF SECURITIES AND GUARANTEE

  Subordinated Securities may be issued from time to time in one or more series under an indenture (the "Subordinated Indenture") between ARAMARK and The Bank of New York, as Trustee (the "Subordinated Trustee"). The Guaranteed Securities may be issued from time to time in one or more series under an Indenture (the "Guaranteed Indenture") among ARAMARK, Services and The Bank of New York, as Trustee (the "Guaranteed Trustee"). The Subordinated Indenture and the Guaranteed Indenture are sometimes referred to collectively as the "Indentures," and the Subordinated Trustee and the Guaranteed Trustee are sometimes referred to collectively as the "Trustee." The statements under this caption are brief summaries of certain provisions contained in the Indentures, do not purport to be complete and are qualified in their entirety by reference to the Indentures, including the definitions therein of certain terms, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

  Each Indenture provides for the issuance of debt securities in one or more series, and does not limit the principal amount of debt securities which may be issued thereunder.

  Reference is made to the Prospectus Supplement for the following terms of the Securities being offered hereby: (1) the title of the Securities; (2) whether the Securities are Subordinated Securities or Guaranteed Securities;
(3) the aggregate principal amount of the Securities; (4) the date on which the principal of the Securities is payable; (5) the rate or rates or the method for determining such rate or rates, if any, at which the Securities will bear interest; (6) the times at which any such interest will be payable;
(7) any provisions relating to optional or mandatory redemption of the Securities; (8) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Securities are authorized to be issued; (9) the place or places at which ARAMARK or Services will make payments of principal (and premium, if any) and interest, if any; (10) the person to whom any Security of such series will be payable, if other than the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest; (11) any additional covenants (or modifications to covenants set forth herein); (12) if other than the principal amount thereof, the portion of the principal amount of Securities of the series which shall be payable upon declaration of acceleration of the Maturity; (13) the Offer to Purchase Price, the Applicable Average Life, the Applicable Stated Maturity and the Acquisition Average Life applicable to the Securities of any series; and (14) any other specific terms of the Securities, which terms shall not be inconsistent with such Indentures.

  One or more series of the Securities may be issued as Original Issue Discount Securities. An "Original Issue Discount Security" is a Security, including any zero-coupon Security, which is issued at a price lower than the amount payable at the Stated Maturity thereof or which provides that upon redemption or acceleration of the Maturity thereof an amount less than the amount payable upon the Stated Maturity thereof and determined in accordance with the terms thereof shall become due and payable.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

  Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by ARAMARK or Services, as the case may be, for such purpose with respect to any series of Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the relevant Indenture. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. ARAMARK and Services have appointed the Trustee as Security Registrar with respect to the Securities.

  In the event of any redemption in part, ARAMARK or Services, as the case may be, shall not be required to (i) issue, register the transfer of or exchange any Security during a period beginning at the opening of business 15 days before the mailing of a notice of redemption of Securities of like tenor and of the series of which such Security is a part, and ending at the close of business on the date of such mailing and (ii) register the transfer of or exchange any Security so selected for redemption, in whole or in part, except the unredeemed portion of any Security being redeemed in part.

PAYMENT AND PAYING AGENT

  Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and premium (if any) on any Security will be made only against surrender to the Paying Agent of such Security. Unless otherwise indicated in an applicable Prospectus Supplement, principal of and premium, if any, and interest on Securities will be payable, subject to any applicable laws and regulations, at the office of such Paying Agent or Paying Agents as ARAMARK or Services, as the case may be, may designate from time to time, except that at the option of ARAMARK or Services, as the case may be, payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register with respect to such Securities. Unless otherwise indicated in an applicable Prospectus Supplement, payment of interest on a Security on any Interest Payment Date will be made to the person in whose name such Security (or a Predecessor Security) is registered at the close of business on the Regular Record Date for such interest. Unless otherwise indicated in an applicable Prospectus Supplement, the corporate trust office of The Bank of New York in The City of New York will be designated ARAMARK's and Services' sole Paying Agent for payments with respect to Securities of each series.

  All moneys paid by ARAMARK or Services to a Paying Agent for the payment of the principal of and premium, if any, or interest on any Security of any series which remain unclaimed at the end of two years after such principal, premium, if any, or interest shall have become due and payable will be repaid to ARAMARK and Services, as the case may be, and the holder of such Security will thereafter look only to ARAMARK or Services, as the case may be, for payment thereof.

CERTAIN COVENANTS APPLICABLE TO SUBORDINATED SECURITIES AND GUARANTEED
SECURITIES

  Unless otherwise indicated in the applicable Prospectus Supplement, the following covenants are applicable to Subordinated Securities and Guaranteed Securities.

  MERGERS, CONSOLIDATIONS AND CERTAIN SALES AND PURCHASES OF ASSETS. ARAMARK
(i) shall not consolidate with or merge with or into any Person who is not a Subsidiary or permit any Person who is not a Subsidiary to consolidate with or merge with or into ARAMARK or any Subsidiary; (ii) shall not directly or indirectly transfer, convey, sell, lease or otherwise dispose of all or substantially all of its assets as an entirety; and (iii) shall not, and shall not permit any Subsidiary to, acquire Capital Stock of any other Person who is not a Subsidiary such that such Person becomes a Subsidiary or directly or indirectly purchase, lease or otherwise acquire all or substantially all of the assets of any Person as an entirety or any existing business (whether existing as a separate entity, subsidiary, division, unit or otherwise) of any Person, unless (with respect to this clause (iii)) either (X) the amount of consideration (including any indebtedness assumed by or which becomes an obligation of ARAMARK or such Subsidiary in connection therewith and the fair market value of property other than cash, as determined in good faith by the Board of Directors) paid for such Capital Stock or assets of any Person is less than or equal to 1% of Consolidated Tangible Assets as of the most recently available quarterly or annual consolidated balance sheet of ARAMARK or (Y) the amount of consideration (including any indebtedness assumed by or which becomes an obligation of ARAMARK or such Subsidiary in connection therewith and the fair market value of property other than cash, as determined in good faith by the Board of Directors) paid for such Capital Stock or assets plus the aggregate amount of consideration (including any indebtedness assumed by or which becomes an obligation of ARAMARK or such Subsidiary in connection therewith and the fair market value of property other than cash, as determined in good faith by the Board of Directors) paid by ARAMARK or its Subsidiaries for other such acquisitions (excluding acquisitions referred to in clause (X) and excluding acquisitions permitted below and excluding any acquisitions in respect of which ARAMARK makes an Offer to Purchase in accordance with the provisions of the following paragraph) consummated during the prior 12 months does not exceed 10% of the Consolidated Tangible Assets of ARAMARK as of the most recently available quarterly or annual consolidated balance sheet of ARAMARK. Notwithstanding the above, any such transaction described above may occur if: (1) in the case ARAMARK or Services shall consolidate with or merge with or into another Person or shall directly or indirectly transfer, convey, sell, lease or otherwise dispose of all or substantially all of its assets as an entirety, the successor company shall be a domestic corporation, partnership, or trust and shall expressly assume the obligations of ARAMARK or Services, as the case may be, under the Indenture; (2) immediately before and after giving effect to such transaction and treating any Indebtedness which becomes an obligation of ARAMARK or a Subsidiary as a result of such transaction as having been incurred by ARAMARK or such Subsidiary at the time of the transaction, no default shall have happened and be continuing; and (3) immediately after giving effect to such transaction or, if applicable, the portion of such transaction that exceeds the amount of consideration otherwise permitted under clause (iii) above, the Consolidated Cash Flow Ratio of ARAMARK or, if applicable, a successor company for the immediately preceding four full fiscal quarters, for which quarterly or annual consolidated financial statements of ARAMARK are available on a pro forma basis, as if such transaction had taken place at the beginning of such four full fiscal quarters, is equal to or greater than 2.0 to 1 or such other ratios specified in the applicable Prospectus Supplement.

  No default in the performance, or breach, of the Mergers, Consolidations and Certain Sales and Purchases of Assets covenant shall be deemed to have occurred so as to result in an Event of Default with respect to the Securities of any series by reason of any merger, consolidation, divestiture, sale, disposition or acquisition described above, unless and until ARAMARK fails to make an Offer to Purchase within five Business Days of any such merger, consolidation, divestiture, sale, disposition or acquisition at a price equal to the Offer to Purchase Price. (Section 801 of the Subordinated Indenture and
Section 801 of the Guaranteed Indenture)

  PROVISION OF FINANCIAL STATEMENTS. For so long as ARAMARK is subject to the Exchange Act, ARAMARK shall file with the Commission the annual reports, quarterly reports and other documents (the "Documents") on or prior to the respective dates (the "Required Filing Dates") such Documents are required to be so filed under the Exchange Act. If ARAMARK is not required to file Documents under the Exchange Act, ARAMARK shall prepare quarterly and annual financial statements including any notes thereto in accordance with generally accepted accounting principles (and with respect to any annual financial statement, obtain an auditors' report by a firm of established national reputation), and a quarterly and annual "Management's Discussion and Analysis of Financial Condition and Results of Operations," prepared substantially in accordance with the requirements of the Exchange Act or any successor provision thereto (collectively with the quarterly and annual financial statements, the "Alternative Documents"). ARAMARK shall (X) within 30 days of each Required Filing Date (i) transmit by mail to all Holders, as their names and addresses appear in the Security Register, without cost to such Holders, and (ii) file with the Trustee copies of the Documents or the Alternative Documents and (Y) if filing such Documents by ARAMARK with the Commission is not required under the Exchange Act, promptly upon written request supply copies of Alternative Documents to any legitimate prospective Holder. (Section 1008 of the Subordinated Indenture and Section 1009 of the Guaranteed Indenture)

  LIMITATION ON RESTRICTED PAYMENTS. As long as the Securities of any series are outstanding ARAMARK (i) shall not, directly or indirectly, declare or pay any dividend or make any distribution in cash or property, in respect of any class of its Capital Stock, or to the holders of any class of its Capital Stock (including pursuant to a merger or consolidation of ARAMARK, but excluding any dividends or distributions payable solely in shares of its Capital Stock or in options, warrants or other rights to acquire its Capital Stock), (ii) shall not, and shall not permit any Subsidiary to, directly or indirectly, purchase, redeem or otherwise acquire or retire for value (a) any Capital Stock of ARAMARK or (b) any options, warrants or right to purchase or acquire shares of Capital Stock of ARAMARK, (iii) shall not after the date of the Indentures make, or permit any Subsidiary to make, any loan, advance, capital contribution to or investment in, or payment on a Guarantee of any obligation of, any Affiliate, other than ARAMARK, a Subsidiary or an Affiliate that becomes a Subsidiary by reason of any such payment and (iv) shall not, and shall not permit any Subsidiary to, directly or indirectly, declare or pay any dividend or make any distribution in cash or property, in respect of any Minority Interest hereinafter created (excluding any dividends or distributions payable solely in shares of Capital Stock of such Subsidiary or in options, warrants or other right to acquire such Capital Stock) (except as further excluded below, the transactions described in clauses (i) through
(iv), only to the extent they exceed in the aggregate in any fiscal year 3% of Consolidated Tangible Assets as of the most recently available annual consolidated balance sheet of ARAMARK, are referred to herein as "Restricted Payments"), if at the time thereof: (1) an Event of Default, or an event that with the lapse of time or the giving of notice, or both, would constitute an Event of Default, shall have occurred and is continuing, or (2) such transaction constitutes a Restricted Payment and upon giving effect to such Restricted Payment, the aggregate of all Restricted Payments from May 15, 1989 exceeds the sum of: (a) 50% of cumulative Consolidated Net Income (or, in the case cumulative Consolidated Net Income shall be negative, minus 100% of such deficit) for the period from September 30, 1988 to the end of the most recently available quarterly or annual consolidated income statements of ARAMARK; provided, however, that the net income (loss) of any Person acquired by ARAMARK in a pooling-of-interests transaction for any period prior to the date of such transaction shall not be included in the calculation of cumulative Consolidated Net Income; and (b) 100% of the aggregate net proceeds, including the fair value of property other than cash, from the issuance of Capital Stock of ARAMARK (and, in the event ARAMARK merges or consolidates with another Person in a transaction in which the outstanding common stock of ARAMARK prior to the transaction is canceled, the Consolidated Net Worth of such other Person but not less than zero) and warrants, rights or options on Capital Stock and the principal amount of indebtedness of ARAMARK that has been converted into Capital Stock of ARAMARK after the date of the original issuance of securities of such series.

  Restricted Payments shall not include the following: (i) the payment of any dividend within 60 days after declaration thereof if at the declaration date such payment would have complied with the foregoing provisions; (ii) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of ARAMARK's Series Preferred Stock and dividends paid in respect thereof; or (iii) payments in redemption of Capital Stock or options to purchase Capital Stock but only to the extent that the cash payments (for either direct cash payments or for cash principal payments on notes issued in connection with any such redemption of Capital Stock or options) in respect of such Capital Stock shall not exceed in any fiscal year 1% of Consolidated Tangible Assets as of the most recently available quarterly or annual consolidated balance sheet of ARAMARK.

  No default in the performance, or breach, of this covenant shall be deemed to have occurred so as to result in an Event of Default with respect to the Securities of such series by reason of any Restricted Payment, (A) if the Consolidated Cash Flow Ratio for the immediately preceding four full fiscal quarters for which quarterly or annual consolidated financial statements of ARAMARK are available, on a pro forma basis, as if such Restricted Payment (or portion thereof) made after the end of such four full fiscal quarters had been made at the beginning of such four full fiscal quarters is equal to or greater than 2.0 to 1 or such other ratios specified in the applicable Prospectus Supplement; or (B) unless and until ARAMARK fails to make an Offer to Purchase the Securities within five Business Days of such Restricted Payment at a price equal to the Offer to Purchase Price. (Section 1009 of the Subordinated Indenture and Section 1010 of the Guaranteed Indenture)

  LIMITATION ON CERTAIN SECURITY INTERESTS. The Indentures provide that ARAMARK may not create, incur or permit to exist any security interest in shares of Capital Stock of Services (except those security interests arising with respect to Indebtedness of Services), without making effective provision whereby the Securities will be secured equally and ratably with (or prior to) such security interest; provided, however, that the foregoing shall not apply with respect to a security interest arising with respect to indebtedness of any Subsidiary. Compliance by ARAMARK with the foregoing may be waived by the holders of not less than a majority of the principal amount of Securities of each series at the time outstanding. The limitation on certain security interests would automatically terminate in the event of a merger or consolidation of ARAMARK and Services or the sale of substantially all of the assets of Services or ARAMARK to the other. (Section 1006 of the Subordinated Indenture and Section 1007 of the Guaranteed Indenture)

REDEMPTION

  If the Securities of a series provide for mandatory redemption by ARAMARK or Services, as the case may be, or redemption at the election of ARAMARK or Services, as the case may be, unless otherwise provided in the applicable Prospectus Supplement, such redemption shall be on not less than 30 nor more than 60 days' notice and, in the event of redemption in part, the Securities to be redeemed will be selected by the Trustee in such usual manner as it shall deem fair and appropriate. Notice of such redemption will be mailed to holders of Securities of such series to their last addresses as they appear on the register of the Securities of such series.

DEFEASANCE

  The Prospectus Supplement will state if any defeasance provision will apply to the Securities of the Series offered thereby.

  The Indentures provide, if such provision is made applicable to the Securities of any series pursuant to Section 301 of the Indentures, that ARAMARK or Services, as the case may be, may elect either (A) to defease and be discharged from any and all obligations with respect to such Securities (except for the obligations to register the transfer or exchange of such Securities, to replace temporary or mutilated, destroyed, lost or stolen Securities, to maintain an office or agency in respect of the Securities and to hold moneys for payment in trust) ("defeasance") or (B) to be released from its obligations with respect to such Securities under Section 501(6) and 1007 through 1010 of the Guaranteed Indenture or Sections 1006 through 1010 of the Subordinated Indenture (being the cross-default provision described in clause
(vi) under "Events of Default" and the restrictions described under "Certain Covenants Applicable to Subordinated Securities and Guaranteed Securities" and, in the case of Subordinated Securities, "Terms Applicable to the Subordinated Securities -- Certain Additional Covenants Applicable to Subordinated Securities" ("covenant defeasance")), upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or U.S. Government Obligations which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. Such a trust may be established only if, among other things, ARAMARK or Services, as the case may be, has delivered to the Trustee an opinion of counsel (as specified in the Indentures) to the effect that the Holders of such Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion, in the case of defeasance under clause (A) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the Indentures. The Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance with respect to the Securities of a particular series. (Article Thirteen of the Guaranteed Indenture and Article Fourteen of the Subordinated Indenture)

SOLELY CORPORATE OBLIGATIONS

  No recourse for payment of principal of or interest on any Security or for any claim based on any Security or the Indentures shall be had against the Trustee, the Paying Agent, the Security Registrar or any director, officer or stockholder of ARAMARK or Services.

GOVERNING LAW

  The Indentures and the Securities will be governed by, and construed in accordance with, the laws of the State of New York.

TERMS APPLICABLE TO THE SUBORDINATED SECURITIES

MODIFICATION OF THE SUBORDINATED INDENTURE

  The Subordinated Indenture contains provisions permitting ARAMARK and the Trustee, with the consent of holders of not less than 66 2/3% in principal amount of the debt securities which are affected by the modification, to modify the Subordinated Indenture or any supplemental indenture or the rights of the holders of the debt securities issued under such Indenture; provided that no such modification may, without the consent of the holder of each outstanding debt security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest, if any, on, any Security, (b) reduce the principal amount of, or premium or rate of interest, if any, on, any Security, (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the maturity thereof, (d) change the place or currency of payment of principal of, or premium or interest, if any, on, any Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Security, (f) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of whose holders is required for modification or amendment of the Subordinated Indenture or for waiver of compliance with certain provisions of the Subordinated Indenture or for waiver of certain defaults, or (g) modify any of the provisions enumerated under "Terms Applicable to the Subordinated Securities--Modification of the Subordinated Indenture," except to increase any such percentage or to provide that certain other provisions of the Subordinated Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby. (Section 902 of the Subordinated Indenture)

SUBORDINATION

  The indebtedness evidenced by the Subordinated Securities (including principal and interest) will be subordinated in right of payment to all present and future Senior Indebtedness. (Section 1301 of the Subordinated Indenture) "Senior Indebtedness" is defined in the Subordinated Indenture to mean "principal of, premium, if any, and interest on: (1) all indebtedness incurred or Guaranteed by ARAMARK, either before or after the date hereof, which is evidenced by an instrument of indebtedness or reflected on the accounting records of ARAMARK as a payable (excluding ARAMARK's 10% Subordinated Notes Due 2000 and 10% Subordinated Debentures Due 2000, all of which shall rank pari passu with the Subordinated Securities, and any other debt which by the terms of the instrument creating or evidencing the same is not superior in right of payment to the Subordinated Securities) including, without limitation, as Senior Indebtedness (a) any amount payable with respect to any lease, conditional sale or installment sale agreement or other financing instrument or agreement which in accordance with generally accepted accounting principles is, at the date hereof or at the time the lease, conditional sale or installment sale agreement or other financing instrument or agreement is entered into, or assumed or Guaranteed by, directly or indirectly, ARAMARK, required to be reflected as a liability on the face of the balance sheet of ARAMARK and (b) any amounts payable in respect to any interest rate exchange agreement, currency exchange agreement or similar agreement and (c) any subordinated indebtedness of a corporation merged with or into or acquired by ARAMARK and (2) any renewals or extensions or refunding of any such Senior Indebtedness or evidences of indebtedness issued in exchange for such Senior Indebtedness." (Section 101 of the Subordinated Indenture)

  The Subordinated Indenture provides that, in the event of dissolution, winding up, liquidation or reorganization of ARAMARK, all Senior Indebtedness must be paid in full, or provision made for such payment, before any payment or distribution is made upon principal of or interest on Subordinated Securities. (Section 1302 of the Subordinated Indenture) By reason of such subordination, in the event of liquidation or insolvency, creditors of ARAMARK who are holders of Senior Indebtedness, which, as indicated above, would include trade creditors and other general creditors of ARAMARK, may recover more, ratably, than the holders of the Subordinated Securities. In addition, such subordination will prevent ARAMARK from making any payment with respect to the Subordinated Securities in the event and during the continuation of any default with respect to Senior Indebtedness that would permit or automatically effect acceleration of the maturity thereof, or if a payment with respect to the Subordinated Securities would result in any such event of default with respect to Senior Indebtedness, or if any payment with respect to Senior Indebtedness is then due and payable. (Section 1305 of the Subordinated Indenture) The Subordinated Indenture does not limit the aggregate amount of Senior Indebtedness which may be issued. See "Certain Additional Covenants Applicable to Subordinated Securities" for certain other restrictions.

EVENTS OF DEFAULT

  An "Event of Default" with respect to Subordinated Securities of any series is defined in the Subordinated Indenture to mean, among other things: (i) failure to pay principal of (and premium, if any, on) any Subordinated Security of such series when due, including by reason of an Offer to Purchase that has been mailed; (ii) failure to pay interest on any Subordinated Security of such series when due and continuance of such failure for 30 days;
(iii) failure by ARAMARK to comply with the provisions described under "Certain Covenants Applicable to Subordinated Securities and Guaranteed Securities -- Mergers, Consolidations and Certain Sales and Purchases of Assets" and "-- Limitation on Restricted Payments;" (iv) failure to make any sinking fund payment, if any, applicable to the Securities of such series; (v) failure by ARAMARK to perform any other covenant in the Subordinated Indenture and continuance of such failure for 60 days after notice given to ARAMARK by the Trustee or to ARAMARK and the Trustee by the Holders of at least 25% in principal amount of the Subordinated Securities of such series at the time outstanding; (vi) a failure to pay, or an acceleration of, more than $10 million principal amount of Indebtedness of ARAMARK, Services or any Subsidiary of ARAMARK after the expiration of any applicable grace period, if such Indebtedness is not discharged, or such acceleration is not annulled, within 10 days after notice given to ARAMARK and Services by the Trustee or to ARAMARK, Services and the Trustee by the Holders of at least 25% in principal amount of the Subordinated Securities of such series; (vii) a failure to discharge a final judgment (that is unstayed and unbonded and not covered by insurance) for the payment of more than $5 million by ARAMARK, Services or any Subsidiary of ARAMARK and continuance of such failure for 60 days; and (viii) certain events of bankruptcy, insolvency or reorganization of ARAMARK or any Significant Subsidiary. (Section 501 of the Subordinated Indenture)

  ARAMARK is required to furnish to the Trustee within 120 days after the end of each fiscal year a statement of certain officers of ARAMARK as to whether such officers have obtained knowledge of any default under the Subordinated Indenture during such fiscal year. (Section 1004 of the Subordinated Indenture)

  The Trustee or the Holders of 25% in principal amount of the outstanding Subordinated Securities of any series may declare to be due and payable immediately, by a notice in writing to ARAMARK (and to the Trustee if given by Holders of Subordinated Securities), upon the happening of any Event of Default with respect to the Subordinated Securities of such series, all unpaid principal on the Subordinated Securities of such series outstanding at that time. (Section 502 of the Subordinated Indenture) Upon any such declaration, all such unpaid principal will become immediately due and payable on all outstanding Subordinated Securities of such series. (Section 502 of the Subordinated Indenture) The Holders of not less than a majority in principal amount of the outstanding Subordinated

Securities of any series are authorized to waive any past default and its consequences, except a default in the payment of principal of (and premium, if any, on) or interest on any Subordinated Security, or a default with respect to a covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Subordinated Security of any series affected. (Section 513 of the Subordinated Indenture) Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Subordinated Indenture at the request or direction of any of the Holders of Subordinated Securities of any series unless such Holders have offered to the Trustee reasonable indemnity. (Section 603(e) of the Subordinated Indenture) Subject to all provisions of the Subordinated Indenture and applicable law, the Holders of a majority in principal amount of the Subordinated Securities of any series outstanding at that time have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 512 of the Subordinated Indenture)

CERTAIN ADDITIONAL COVENANTS APPLICABLE TO SUBORDINATED SECURITIES

  Unless otherwise indicated in the applicable Prospectus Supplement, the following covenant, in addition to the covenants set forth under "Certain Covenants Applicable to Subordinated Securities and Guaranteed Securities," shall be applicable to the Subordinated Securities of any series.

  LIMITATION ON LAYERED INDEBTEDNESS AND SUBSIDIARY PREFERRED STOCK. ARAMARK shall not (i) permit any Restricted Subsidiary to incur any Indebtedness that would rank subordinate in right of payment to any other Indebtedness of such Restricted Subsidiary or to issue any Preferred Stock or (ii) incur any Indebtedness or, if ARAMARK and Services merge with or consolidate into each other and such Successor Company becomes the primary obligor with respect to any significant portion of the then existing consolidated indebtedness owing to a bank or syndicate of banks, incur any indebtedness which is subordinate in right of payment to any other indebtedness for borrowed money of such Successor Company, unless, in either case, such indebtedness is Pari Passu Debt or is subordinate in right of payment to the Subordinated Securities of any series. The foregoing limitation shall not apply to (A) distinctions between categories of Indebtedness which exist by reason of any liens arising or created in respect of some but not all indebtedness or (B) any intercreditor agreements (to which ARAMARK is not a party) among different classes of creditors of ARAMARK.

  Notwithstanding the foregoing, ARAMARK (i) may incur any subordinated Indebtedness in connection with the funding of a payment in redemption of Capital Stock as is permitted under the provisions described under "Certain Covenants Applicable to Subordinated Securities and Guaranteed Securities --
 Limitation on Restricted Payments" above; (ii) may Guarantee any Indebtedness of any Subsidiary; (iii) may incur any Indebtedness owed by ARAMARK to any Subsidiary (provided that such Indebtedness is at all times held by the Subsidiary of ARAMARK); provided, however, that for purposes of this covenant, upon either (x) the transfer or other disposition by such Subsidiary of any Indebtedness so permitted to a Person other than ARAMARK or another Subsidiary of ARAMARK or (y) the issuance (other than directors' qualifying shares), sale, lease, transfer or other disposition of shares of Capital Stock (including by consolidation or merger) of such Subsidiary to a Person other than ARAMARK or another such wholly-owned Subsidiary such that the Subsidiary is no longer a Subsidiary, the provisions of this clause (iii) shall no longer be applicable to such indebtedness and such indebtedness shall be deemed to have been incurred at the time of such transfer or other disposition; (iv) may, and may permit any Restricted Subsidiary to, incur any indebtedness of a Person through the acquisition of such Person, subject to the Mergers, Consolidations and Certain Sales and Purchases of Assets covenant, so long as such Indebtedness was incurred by such Person prior to the time (A) such Person became a Subsidiary, (B) such Person merges with or consolidates with or into a Subsidiary or (C) another Subsidiary merges with or into such Person (in a transaction in which such Person becomes a Subsidiary), and such indebtedness was not incurred in anticipation of such acquisition and was outstanding prior to such acquisition; (v) may, and may permit any Restricted Subsidiary to, incur subordinated indebtedness in principal amount and issue Preferred Stock having a liquidation value which in aggregate does not exceed 2% of Consolidated Tangible Assets as of the most recently available quarterly or annual consolidated balance sheet outstanding; and (vi) may incur any indebtedness in contemplation of a refunding or refinancing of any existing Pari Passu Debt; provided, however, that such new indebtedness (A) is Pari Passu Debt or is subordinate in right of payment to the Subordinated Securities, and (B) does not exceed the principal amount of indebtedness so refunded or refinanced. (Section 1010 of the Subordinated Indenture)

TERMS APPLICABLE TO THE GUARANTEED SECURITIES

MODIFICATION OF THE GUARANTEED INDENTURE

  The Guaranteed Indenture contains provisions permitting Services, ARAMARK and the Guaranteed Trustee, with the consent of Holders of not less than 66 2/3% in principal amount of the Guaranteed Securities which are affected by the modification, to modify the Guaranteed Indenture or any supplemental indenture or the rights of the holders of the debt securities issued under such Indenture; provided that no such modification may, without the consent of the holder of each outstanding debt security affected thereby, (a) change the stated maturity date of the principal of, or any installment of principal of or interest, if any, on, any Guaranteed Security, (b) reduce the principal amount of, or premium or rate of interest, if any, on, any Security, (c) reduce the amount of principal of an original issue discount Guaranteed Security payable upon acceleration of the maturity thereof, (d) change the place or currency of payment of principal of, or premium or interest, if any, on, any Guaranteed Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Guaranteed Security, (f) reduce the percentage in principal amount of Outstanding Guaranteed Securities of any series the consent of whose holders is required for modification or amendment of the Guaranteed Indenture or for waiver of compliance with certain provisions of the Guaranteed Indenture or for waiver of certain defaults, or
(g) modify any of the provisions enumerated under "Terms Applicable to the Guaranteed Securities -- Modification of the Guaranteed Indenture" except to increase any such percentage or to provide that certain other provisions of the Guaranteed Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby. (Section 902 of the Guaranteed Indenture)

EVENTS OF DEFAULT

  An "Event of Default" with respect to any series of Guaranteed Securities is defined in the Guaranteed Indenture to mean, among other things: (i) failure to pay principal of (and premium, if any, on) any Guaranteed Security of such series when due, including by reason of an Offer to Purchase that has been mailed; (ii) failure to pay interest on any Guaranteed Security of such series when due and continuance of such failure for 30 days; (iii) failure by ARAMARK or Services to comply with the provisions described under "Certain Covenants Applicable to Subordinated Securities and Guaranteed Securities -- Mergers, Consolidations and Certain Sales and Purchases of Assets" and "Certain Covenants Applicable to Subordinated Securities and Guaranteed Securities --
 Limitation on Restricted Payments;" (iv) failure to make any sinking fund payment applicable to the Guaranteed Securities of such series; (v) failure by ARAMARK or Services to perform any other covenant in the Guaranteed Indenture and continuance of such failure for 60 days after notice given to ARAMARK and Services by the Trustee or to Services and the Trustee by the Holders of at least 25% in principal amount of the Guaranteed Securities of such series at the time outstanding; (vi) a failure to pay, or an acceleration of, more than $10 million principal amount of Indebtedness of ARAMARK, Services or any Subsidiary of ARAMARK after the expiration of any applicable grace period, if such Indebtedness is not discharged, or such acceleration is not annulled, within 10 days after notice given to ARAMARK and Services by the Trustee or to ARAMARK, Services and the Trustee by the Holders of at least 25% in principal amount of the Guaranteed Securities of such series; (vii) a failure to discharge a final judgment (that is unstayed and unbonded and not covered by insurance) for the payment of more than $5 million by ARAMARK, Services or any Subsidiary of ARAMARK and continuance of such failure for 60 days; and
(viii) certain events of bankruptcy, insolvency or reorganization of ARAMARK, Services or any Significant Subsidiary. (Section 501 of the Guaranteed Indenture)

  ARAMARK and Services are required to furnish to the Trustee within 120 days after the end of each fiscal year a statement of certain officers of ARAMARK and Services as to whether such officers have obtained knowledge of any default under the Indenture during such fiscal year. (Section 1004 and Section 1005 of the Guaranteed Indenture)

  The Trustee or the Holders of 25% in principal amount of the outstanding Guaranteed Securities of each series may declare to be due and payable immediately, by a notice in writing to Services (and to the Guaranteed Trustee if given by Holders), upon the happening of any Event of Default with respect to the Guaranteed Securities of such series, all unpaid principal on the Guaranteed Securities of such series outstanding at that time. (Section 502 of the Guaranteed Indenture) Upon any such declaration, all such unpaid principal will become immediately due and payable on all outstanding Guaranteed Securities of such series. (Section 502 of the Guaranteed Indenture) The Holders of not less than a majority in principal amount of the outstanding Guaranteed Securities of such series are authorized to waive any past default and its consequences, except a default in the payment of principal of (and premium, if any, on) or interest on any Guaranteed Security, or a default with respect to a covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Guaranteed Security affected. (Section 513 of the Guaranteed Indenture) Subject to the provisions of the Guaranteed Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Guaranteed Indenture at the request or direction of any of the Holders of the Guaranteed Securities of such series unless such Holders have offered to the Trustee reasonable indemnity. (Section 603 of the Guaranteed Indenture) Subject to all provisions of the Guaranteed Indenture and applicable law, the Holders of a majority in principal amount of the Guaranteed Securities of such series outstanding at that time have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 512 of the Guaranteed Indenture)

GUARANTEE

  ARAMARK will Guarantee the punctual payment of the principal of, premium, if any, and interest on the Guaranteed Securities, when and as the same shall be due and payable. The Guarantee is absolute and unconditional, irrespective of any circumstances that might otherwise constitute a legal or equitable discharge of a surety or guarantor. To evidence the Guarantee, a Guarantee executed by ARAMARK will be endorsed on each Guaranteed Security.

CERTAIN DEFINITIONS

  "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. Affiliate shall include, for purposes of the provisions described under "Certain Covenants Applicable to Subordinated Securities and Guaranteed Securities -- Limitation on Restricted Payments," without limitation, any Person owning (a) 5% or more of ARAMARK's outstanding Common Stock, or (b) 5% or more of ARAMARK's Voting Stock.

  "Consolidated Cash Flow Available for Fixed Charges" means with respect to ARAMARK and its Subsidiaries for any period Consolidated Net Income for such period plus the aggregate amounts deducted in determining Consolidated Net Income for such period in respect of (i) income taxes, (ii) Consolidated Interest Expense, (iii) depreciation, amortization and other similar non-cash charges and (iv) minority interest as determined in accordance with generally accepted accounting principles.

  "Consolidated Cash Flow Ratio" means with respect to ARAMARK and its Subsidiaries for any period the ratio of (i) Consolidated Cash Flow Available for Fixed Charges for the period for which such calculation is made to (ii) Consolidated Interest Expense for such period; provided, that in making such computation, the Consolidated Interest Expense shall be reduced by the interest expense attributable to any indebtedness not outstanding at the end of the period.

  "Consolidated Interest Expense" means for any period the aggregate interest expense (net of interest income) of ARAMARK and its Subsidiaries for such period including, without limitation (i) the portion of any obligation in respect of any Capital Lease Obligation allocable to interest expense in accordance with generally accepted accounting principles and (ii) the portion of any debt discount that shall be amortized in such period.

  "Consolidated Net Income" means for any period the consolidated net income (or loss) of ARAMARK and its Subsidiaries determined in accordance with generally accepted accounting principles, excluding any unusual items of gain or loss.

  "Consolidated Net Worth" of a Person other than ARAMARK means the consolidated shareholders' equity of such Person and its subsidiaries, as determined on a consolidated basis in accordance with generally accepted accounting principles.

  "Consolidated Tangible Assets" of ARAMARK and its Subsidiaries means total assets of ARAMARK and its Subsidiaries less goodwill, all determined in accordance with generally accepted accounting principles.

  "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, assume, Guarantee, incur or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to generally accepted accounting principles, of any such Indebtedness or other obligation on the consolidated balance sheet of any such Person (and "Incurrence," "Incurred" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that a change in generally accepted accounting principles that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness.

  "Indebtedness" shall mean (without duplication), with respect to any Person,
(i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every obligation of such Person issued or assumed as the deferred purchase price of property (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue by more than 90 days or which are being contested in good faith), (iv) all Capital Lease Obligations of such Person and (v) every obligation of the type referred to in clauses (i) through (iv) of another Person and all dividends of another Person for the payment of which, in either case, such Person has Guaranteed or is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise.

  "Minority Interests" means Capital Stock of a Restricted Subsidiary not owned by ARAMARK or another Subsidiary.

  "Offer to Purchase" means with respect to any series of Securities, a written notice (referred to as the "Notice") delivered to the Trustee and given by ARAMARK or Services, as the case may be, via first-class mail, postage prepaid, to each Holder of Securities of such series at his address appearing in the Security Register, stating that the Holder may elect to have his Securities purchased by ARAMARK or Services, as the case may be, either in whole or in part in integral multiples of $1,000 of principal amount, at the applicable purchase price. The Notice shall specify a purchase date not less than 30 days nor more than 60 days after the date of such Notice (referred to as the "Purchase Date"). The Notice shall contain all instructions and materials necessary to enable such Holder to tender Securities of such series pursuant to an Offer to Purchase. The Notice, which shall govern the terms of an Offer to Purchase, shall state:

  (1) the Section of the Indenture under which the Offer to Purchase is being made;

  (2) that the Offer to Purchase is for any and all Securities of such series, the applicable purchase price and the Purchase Date;

  (3) the name and address of the Paying Agent and that Securities of such series called for purchase must be surrendered to the Paying Agent to collect the purchase price;

  (4) that interest on any Security of such series not tendered or tendered but not purchased by ARAMARK or Services, as the case may be, will continue to accrue;

  (5) that any Security of such series accepted for payment pursuant to an Offer to Purchase shall cease to accrue interest after the Purchase Date;

  (6) that each Holder of Securities of such series electing to have a Security of such series purchased pursuant to an Offer to Purchase will be required to surrender such Security to the Paying Agent at the address specified in the Notice prior to the close of business on the Purchase Date; and

  (7) that Holders of Securities of such series will be entitled to withdraw their election if the Paying Agent receives, not later than the close of busi-ness on the Purchase Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Security of such series the Holder delivered for purchase, the certificate number of the Security the Holder delivered and a statement that such Holder is withdrawing his election to have the Securities purchased.

  "Offer to Purchase Price" with respect to the Securities of any series means the price or prices specified in the applicable Prospectus Supplement as the price or prices at which an Offer to Purchase will be made in accordance with the covenants described under "Certain Covenants Applicable to Subordinated Securities and Guaranteed Securities -- Mergers, Consolidations and Certain Sales and Purchases of Assets" and "-- Limitation on Restricted Payments."

  "Pari Passu Debt" means any indebtedness of ARAMARK for money borrowed whether outstanding at the date hereof or incurred thereafter, that ranks pari passu with the Subordinated Securities.

  "Restricted Subsidiary" means any domestic corporation of which more than 80 percent of the outstanding Voting Stock shall, at the time as of which any determination is being made, be owned by ARAMARK either directly or through subsidiaries.

  "Significant Subsidiary" means each and any Subsidiary which (i) accounted for more than 5% of the consolidated revenues of ARAMARK and its Subsidiaries for the fiscal year ended on the date of the most recently available audited consolidated balance sheet; (ii) accounted for more than 5% of the Consolidated Net Income of ARAMARK and its Subsidiaries for the fiscal year ended on the date of the most recently available audited consolidated balance sheet; or (iii) was the owner of more than 5% of the consolidated assets of ARAMARK and its Subsidiaries as of the date of the most recently available audited consolidated balance sheet.

  "Voting Stock" means, with respect to any Person, Capital Stock (however designated) having general voting power for the election of a majority of the members of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time Capital Stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency). (Section 101 of the Subordinated Indenture and Section 101 of the Guaranteed Indenture)

                     VALIDITY OF SECURITIES AND GUARANTEE

  The validity of the Securities and Guarantee will be passed upon for ARAMARK and Services by Martin W. Spector, Executive Vice President, Secretary and General Counsel of ARAMARK and for the underwriters by Sullivan & Cromwell, New York, New York. Mr. Spector owns 876,204 shares of Class B Common Stock of ARAMARK.

                                    EXPERTS

  The audited consolidated financial statements and schedules of ARAMARK Corporation and subsidiaries incorporated by reference in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report also incorporated herein by reference. The financial statements and schedules referred to above have been incorporated herein in reliance upon the authority of said firm as experts in giving said reports. Subsequent audited financial statements of ARAMARK Corporation and subsidiaries and the reports thereon of ARAMARK's independent public accountants, to the extent incorporated herein by reference, also will be incorporated in reliance upon the authority of those accountants as experts in giving those reports to the extent such accountants have audited those financial statements and consented to the use in this Prospectus of their reports thereon.

                             PLAN OF DISTRIBUTION

  ARAMARK or Services may sell the Securities to or through underwriters, and also may sell the Securities directly to other purchasers or through agents.

  The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  In connection with the sale of the Securities, underwriters may receive compensation from ARAMARK or Services or from purchasers of the Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell the Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters, and any discounts or commissions received by them from ARAMARK or Services and any profit on the resale of the Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933 (the "Act"). Any such underwriter or agent will be identified, and any such compensation received from ARAMARK or Services will be described, in the Prospectus Supplement.

  Under agreements which may be entered into by ARAMARK or Services, underwriters and agents who participate in the distribution of the Securities may be entitled to indemnification by ARAMARK and Services against certain liabilities, including liabilities under the Act.

  If so indicated in the Prospectus Supplement, ARAMARK and Services will authorize underwriters or other persons acting as ARAMARK's and Services' agents to solicit offers by certain institutions to purchase the Securities from ARAMARK or Services pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by ARAMARK and Services. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

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  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE OR ANY OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ARAMARK SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                --------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

The Company..............................................................  S-2
Recent Developments......................................................  S-4
Use of Proceeds..........................................................  S-4
Capitalization...........................................................  S-5
Summary Financial Data...................................................  S-6
Financial Reporting by Segments..........................................  S-8
Management's Discussion and Analysis of Results of Operations and
 Financial Condition.....................................................  S-8
Description of Notes..................................................... S-11
Underwriting............................................................. S-17

                                  PROSPECTUS
Available Information....................................................    2
Incorporation of Certain Documents by Reference..........................    2
ARAMARK Corporation......................................................    2
Use of Proceeds..........................................................    3
The Bank Facility........................................................    3
Description of Securities and Guarantee..................................    3
Validity of Securities and Guarantee.....................................   16
Experts..................................................................   16
Plan of Distribution.....................................................   16

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                                 $200,000,000

                            ARAMARK SERVICES, INC.

                               % GUARANTEED NOTES
                               DUE JUNE 15, 2006

                          UNCONDITIONALLY GUARANTEED
                                     AS TO
                        PAYMENT OF PRINCIPAL, PREMIUM,
                            IF ANY, AND INTEREST BY

                              ARAMARK CORPORATION

                                --------------

                                     LOGO
                          [ARAMARK LOGO APPEARS HERE]

                                --------------

                             GOLDMAN, SACHS & CO.
                               J.P. MORGAN & CO.

                             CHASE SECURITIES INC.
                             SALOMON SMITH BARNEY
                          FIRST UNION CAPITAL MARKETS

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